                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           Cray Computer Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   225222108
                                 (CUSIP Number)


                                Seymour R. Cray
                           Cray Computer Corporation
                              1110 Bayfield Drive
                       Colorado Springs, Colorado   80906
                                 (719) 540-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                January 25, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
                       Exhibit Index Appears on Page N/A
                                                     ---
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                                  SCHEDULE 13D
- -------------------                                            -----------------
CUSIP NO. 225222108                                            Page 2 of 4 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Seymour R. Cray    S.S. No. ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [ ]

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
 NUMBER OF       7   SOLE VOTING POWER
  SHARES
BENEFICIALLY         3,670,268
 OWNED BY        ---------------------------------------------------------------
   EACH          8   SHARED VOTING POWER
 REPORTING
PERSON WITH              0
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     3,670,268
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,670,268
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                              [ ]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.3%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
- --------------------------------------------------------------------------------
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Item 1.  Security and Issuer

     The class of securities to which this statement relates is the Common Stock, $.01 par value per share (the "Stock"), of Cray Computer Corporation (the "Company"). The principal executive office of the Company is at 1110 Bayfield Drive, Colorado Springs, Colorado, 80906.


Item 2.  Identity and Background

     (a) My name is Seymour R. Cray.

     (b) My business address is Cray Computer Corporation, 1110 Bayfield Drive, Colorado Springs, Colorado, 80906.

     (c) I presently am Chairman of the Board and Chief Executive Officer of, and an independent consultant to, the Company at the same address.

     (d) During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, I was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or am subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) I am a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate amount of funds required to purchase 1,165,501 shares of Stock on January 25, 1995 was $1,500,000. All funds used to purchase such shares were obtained from my personal funds.


Item 4.  Purpose of Transaction

     The purpose of my acquisition of shares of the Stock was to provide the Company with additional working capital. I may purchase additional Stock from time to time. Except as set forth herein, I have no plans or proposals which relate to or would affect the Company's corporate structure, policies or business operations, as enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     (a) I beneficially own 3,670,268, or 8.3%, of the Company's outstanding Common Stock and have no right to acquire additional Stock.

     (b) I have sole power to vote, or to direct the vote of, and to dispose of, or direct the disposition of, the shares of Stock that I own.

     (c) During the past sixty days, I have purchased 1,165,501 shares of Stock for $1.287 per share, an aggregate value of $1,500,000.00, from the Company in a private placement effective January 25, 1995.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities specified in paragraph (a).

Page 3 of 4 Pages
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     (e) Since July 11, 1993, I have not ceased to be the beneficial owner of more than five percent of the Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     I have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits

     None.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 2, 1995                           /s/ Seymour R. Cray
- ---------------------------               --------------------------------------
          Date                                        Signature

                                                      Seymour R. Cray
                                          --------------------------------------
                                                        Name/Title

                               Page 4 of 4 Pages